Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

News Release Media contact: Chip Little, 678 579 6592 chip.little@mirant.com Investor Relations contact: Steve Himes, 678 579 3655 steve.himes@mirant.com Stockholder inquiries: 678 579 7777

October 11, 2010

Mirant Announces Closing $650 Million Project Financing for Marsh Landing Generating Station

Construction of New Units to Begin Later this Year

ATLANTA – Mirant Corporation (NYSE: MIR) announced today that its subsidiary, Mirant Marsh Landing, LLC, closed last Friday on a $650 million credit facility to provide construction and permanent financing for its Marsh Landing Generating Station. The credit facility includes $500 million of construction and term debt and $150 million of letter of credit facilities. The letter of credit facilities will satisfy the debt service reserve required by the new credit facility and the performance security requirements under the project’s power purchase agreement with Pacific Gas and Electric Company (PG&E). The term debt will be repaid over the ten year term of the power purchase agreement.

“We are pleased to be moving forward with efficient new units to provide a reliable new source of generation to meet the electricity demands of the San Francisco Bay Area,” said Edward R. Muller, Mirant’s Chairman and CEO.

Mirant Marsh Landing, LLC has received all permits necessary to begin construction and has directed Kiewit Power Constructors Co. to commence engineering and procurement for the project. Construction is scheduled to begin later this year and to be completed by mid-2013. The total cost of the station is expected to be approximately $700 million.

The Marsh Landing Generating Station will be a 760 MW natural gas-fired peaking facility to be located adjacent to Mirant’s existing Contra Costa Generating Station near Antioch, California. Marsh Landing will utilize existing gas and electric transmission infrastructures and incorporate best available control technology.

Mirant is a competitive energy company that produces and sells electricity in the United States. Mirant owns or leases more than 10,000 megawatts of electric generating capacity. The company operates an asset management and energy marketing organization from its headquarters in Atlanta. For more information, please visit www.mirant.com.

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CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included herein involve forward-looking information. Mirant cautions that these statements involve known and unknown risks and that there can be no assurance that such results will occur. There are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements, such as, but not limited to the inability to complete construction of the Mirant Marsh Landing Generating Station by mid-2013; the ability of lenders under the Marsh Landing credit facility to perform their obligations; restrictions on the ability of Mirant’s subsidiaries to pay dividends, make distributions or otherwise transfer funds to Mirant, including restrictions on Mirant North America contained in its financing agreements and restrictions on Mirant Mid-Atlantic contained in its leveraged lease documents, which may affect Mirant’s ability to access the cash flows of those subsidiaries to make debt service and other payments; the failure to comply with, or monitor provisions of Mirant’s loan agreements and debt may lead to a breach and, if not remedied, result in an event of default thereunder, which would limit access to needed capital and damage Mirant’s reputation and relationships with financial institutions; and the risks and uncertainties described in Mirant’s Form 10-K for the year ended December 31, 2009 and Mirant’s Form 10-Q for the quarter ended June 30, 2010, filed with the Securities and Exchange Commission (“SEC”).

Mirant undertakes no obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise. The foregoing review of factors that could cause Mirant’s actual results to differ materially from those contemplated in the forward-looking statements included in this news release should be considered in connection with information regarding risks and uncertainties that may affect Mirant’s future results included in Mirant’s filings with the SEC at www.sec.gov.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy, Inc. (“RRI Energy”) and Mirant, RRI Energy filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of RRI Energy and Mirant and that also constitutes a prospectus of RRI Energy. The registration statement was declared effective by the SEC on September 13, 2010. RRI Energy and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger is contained in the joint proxy statement/prospectus. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced registration statement on Form S-4. You can obtain free copies of these documents from RRI Energy and Mirant as described above.